July 18, 2025

Victor Coleman
Chief Executive Officer
Hudson Pacific Properties, Inc.
11601 Wilshire Boulevard, Ninth Floor
Los Angeles, California 90025

       Re: Hudson Pacific Properties, Inc.
           Registration Statement on Form S-3
           Filed July 15, 2025
           File No. 333-288685
Dear Victor Coleman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pam Howell at 202-551-3357 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction